Exhibit 11

CONSENT

OF

INDEPENDENT PUBLIC ACCOUNTING FIRM

We hereby consent to the inclusion in this Offering Statement on Form 1-A of our report dated August 26, 2025, with respect to the balance sheets of Niihara International, Inc. as of December 31, 2024 and 2023, and the related statements of operations, changes in stockholders’ deficit and cash flows for the year ended December 31, 2024 and the period from inception (August 24, 2023) to December 31, 2023 and the related notes to the financial statements, which report appears in the Offering Circular that is a part of this Offering Statement. Our opinion does not cover any subsequent events from the date of our report i.e. August 26, 2025, till the date of this letter that might have an impact on the financial statements.

SetApart Accountancy Corp
December 17, 2025

Los Angeles, California